FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 31, 2016
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 31, 2016

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 31, 2016 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2016.

Revenues from fixed income real estate totaled $4.2 million for the quarter ended June 30, 2016, compared to revenues of $3.7 million for the second quarter of 2015.

Net income attributable to Optibase Ltd shareholders for the quarter ended June 30, 2016 was $933,000 or $0.18 per basic and diluted share compared to a loss of $1.5 million or $0.29 per basic and diluted share for the second quarter of 2015.

For the six months ended June 30, 2016, revenues totaled $8.2 million, compared with $7 million for the six months ended June 30, 2015. Net income attributable to Optibase Ltd Shareholders for the period was $1.7 million or $0.32 per basic and diluted share, compared to a net loss of $1.6 million or $0.32 per basic and diluted share for the six months ended June 30, 2015.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of June 30, 2016, we had cash and cash equivalents of $20.4 million, and shareholders' equity of $78.6 million, compared with $23.8 million, and $75.6 million, respectively, as of December 31, 2015.

Amir Philips, Chief Executive Officer of Optibase commented on the second quarter results: "The second quarter of 2016 shows a continues, yet somewhat modest growth over the first quarter of 2016 in all of our parameters, starting at the top line and all through our net income attributed to our shareholders. This trend is even more apparent while comparing the six months period ended June 30, 2016 compared to the same period in 2015. During the second quarter, and in accordance with our initial investment agreement in 300 South Riverside Plaza, Chicago, we have invested an additional amount of $3 million which accrues interest at twelve percent (12%) per annum (for further information please refer to our 6K report filed on December 29, 2015). For the second quarter of 2016, our NOI increased to $3.4 million or by 13% compared to NOI of $3 Million for the second quarter of 2015. The increase in NOI is primarily attributed to the increase in rental income from the Edeka supermarkets portfolio purchased during the second and third quarter of 2015. In addition, for the second quarter of 2016, our Recurring FFO increased to $2 million, or by 100% compared to Recurring FFO of $1 million for the second quarter of 2015. The increase in FFO is due primarily to an increase in cash generated from the Edeka supermarkets portfolio and equity share in income of associates, partially offset by increase in financial expenses associated with a long term loan in Miami and bonds issuance transactions. We are looking forward to maintaining this growth as we progress through 2016 and go into 2017, facing the challenges presented by the ever changing and evolving world economy and the real estate markets in particular.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation, and amortization, general and administrative expenses and other operation expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.

The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

OPTIBASE REPORTS/3

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data

A reconciliation of operating income to NOI is as follows:

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Operating income	3,286	709	1,715	(355)

Adjustments:
Real estate depreciation and amortization	2,129	1,772	1,078	916

General and administrative	1,203	1,010	606	614

Other operating costs	-	2,165	-	1,801

Net Operating Income NOI (Non-GAAP)	6,618	5,656	3,399	2,976

A reconciliation of net income to FFO and Recurring FFO is as follows:

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP Net income (loss) attributable to Optibase LTD	1,651	(1,648)	933	(1,509)

Adjustments :
Real estate depreciation and amortization	2,129	1,772	1,078	916

Prorata share of real estate depreciation and amortization from unconsolidated associates	728	270	281	135

Non controlling interests share in the above adjustments	(572)	(593)	(290)	(298)

Fund From Operation (“FFO”) (Non-GAAP)	3,936	(199)	2,002	(756)

Other operating costs	-	2,165	-	1,801

Recurring Fund From Operation (“Recurring FFO”) (Non-GAAP)	3,936	1,966	2,002	1,045

Amounts in thousands

OPTIBASE REPORTS/4

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland in Germany and in Miami, Texas, Philadelphia and Chicago, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2016

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2016	2015	2016	2015
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	8,215	6,994	4,172	3,689
Cost and expenses:
Cost of real estate operation	1,597	1,338	773	713
Real estate depreciation and amortization	2,129	1,772	1,078	916
General and administrative	1,203	1,010	606	614
Other operating costs	-	2,165	-	1,801
Total cost and expenses	4,929	6,285	2,457	4,044
Operating income (loss)	3,286	709	1,715	(355)

Other Income	848	190	619	95
Financial expenses, net	(1,508)	(598)	(867)	(249)
Income (loss) before taxes on income	2,626	301	1,467	(509)
Taxes on income	(808)	(776)	(416)	(397)
Equity share in income (losses) of associates, net	882	(42)	422	(9)

Net income (loss)	2,700	(517)	1,473	(915)

Net income attributable to non-controlling interests	1,049	1,131	540	594
Net income (loss) attributable to Optibase LTD	1,651	(1,648)	933	(1,509)

Net income (loss) per share :
Basic and Diluted	$0.32	$(0.32)	$0.18	$(0.29)

Number of shares used in computing earnings losses per share
Basic and diluted	5,141	5,133	5,141	5,133

Amounts in thousands

OPTIBASE REPORTS/6

Condensed Consolidated Balance Sheets

	June 30, 2016	December 31, 2015
	Unaudited	Audited
Assets

Current Assets:
Cash and cash equivalents	20,379	23,806
Trade receivables	383	177
Other accounts receivables and prepaid expenses	367	318
Total current assets	21,129	24,301

Long term investments:
Other long term deposits and receivables	3,261	2,670
Investments in companies and associates	24,479	20,663
Total Long term investments	27,740	23,333

Property and other assets, net:
Real estate properties, net	215,751	214,840
Other assets, net	365	470
Total property and other assets	216,116	215,310

Total assets	264,985	262,944

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans and bonds	9,852	8,535
Accounts payable and accrued expenses	3,520	3,297

Total liabilities attributed to discontinued operations	2,109	2,109
Total current liabilities	15,481	13,941

Long term liabilities:
Deferred tax liabilities	14,245	14,178
Land lease liability, net	6,429	6,412
Other long-term liabilities	607	264
Long term loans, net of current maturities	138,219	140,082
Long term bonds, net of current maturities	11,415	12,483
Total long term liabilities	170,915	173,419

Shareholders’ equity:
Shareholders’ equity of Optibase Ltd	57,523	55,784
Non-controlling interests	21,066	19,800
Total shareholders' equity	78,589	75,584

Total liabilities and shareholders’ equity	264,985	262,944

Amounts in thousands